7BF Putnam Income Strategies Fund attachment
8/31/08 Semiannual

Shareholder meeting results (unaudited)

May 22, 2008 meeting

A proposal to approve investments in commodities was approved as follows:

Votes for 		Votes against 		Abstentions 		Broker nonvotes
4,437,962 		66,281 			38,029

All tabulations are rounded to the nearest whole number.